

June 7, 2022

Bob Goeltz
CFO
Arcus Biosciences, Inc.
3928 Point Eden Way
Hayward, CA 94545

> **Re: Arcus Biosciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **10-K filed February 23, 2022 File No. 1-38419**

Dear Mr. Goeltz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences